Exhibit 99.1

A record second quarter, on the way to another record year

•	Total shipments reached 2,214 units, up 8% (+155 units)

•	Net revenues grew 5.9% (+6.2% at constant currencies) to Euro 811 million

•	Adjusted EBIT(1) of Euro 156 million, 310 bps margin increase

•	Adjusted net profit(1) up 35% to Euro 104 million

•	Net industrial debt(1) at Euro 763 million, better than March 2016

For the six months ended				(in Euro million unless otherwise stated)	For the three months ended
June 30,					June 30,
2016	2015	Change			2016	2015	Change
4,096	3,694	402	11%	Shipments (in units)	2,214	2,059	155	8%
1,486	1,387	99	7%	Net revenues	811	766	45	6%
385	348	37	11%	EBITDA(1)	207	192	15	8%
395	354	41	12%	Adjusted EBITDA(1)	217	194	23	12%
267	218	49	23%	EBIT	146	122	24	20%
277	224	53	24%	Adjusted EBIT(1)	156	124	32	26%
175	141	34	24%	Net profit	97	76	21	29%
182	145	37	26%	Adjusted net profit(1)	104	78	26	35%
0.93	0.74	0.19	26%	Earnings per share (in Euro)	0.52	0.40	0.12	29%
0.96	0.76	0.20	26%	Adjusted earnings per share(1) (in Euro)	0.55	0.41	0.14	34%

(Euro million)	Jun. 30, 2016	Mar. 31, 2016	Change
Net industrial debt (1)	(763)	(782)	19

Adjusted EBIT(1)	Net profit
• Volume increase of approx. 230 cars (excluding LaFerrari) thanks to the newly launched 488 GTB, 488 Spider, F12tdf and positive contribution from personalization
• Net profit for Q2 was Euro 97 million up Euro 21 million (+29%) due to the combined effect of strong EBIT and lower tax rate vs. previous year partially offset by charges for Takata airbag inflator recalls

• Negative mix impacted by LaFerrari, that finished its limited series run, and V8, slightly higher compared to the previous year, partially offset by the non-registered car FXX K and limited edition F60 America

Net industrial debt(1)	Confirming 2016 Outlook(2)
• Net industrial debt(1) reduced to Euro 763 million, primarily due to strong industrial free cash flow(1) generation partially offset by cash distribution to holders of common shares and dividends paid to NCI
The Group guidance is confirmed as follows: •Shipments: ~8,000 units including supercars •Net revenues: > Euro 3 billion •Adjusted EBITDA: ≥ Euro 800 million •Net industrial debt(3): ≤ Euro 730 million

1 Refer to specific note on Non-GAAP financial measures
2 Assuming FX consistent with current market conditions
3 Including an ordinary cash distribution to the holders of common shares

Maranello (Italy), August 2nd, 2016 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(4) for the second quarter and six months ended June 30, 2016.

Shipments

For the six months ended				Shipments (5)	For the three months ended
June 30,				(units)	June 30,
2016	2015	Change			2016	2015	Change
1,903	1,598	305	19%	EMEA	953	833	120	14%
1,297	1,287	10	1%	Americas	774	772	2	0%
316	261	55	21%	Greater China	160	127	33	26%
580	548	32	6%	Rest of APAC	327	327	—	0%
4,096	3,694	402	11%	Total Shipments	2,214	2,059	155	8%

Shipments totaled     2,214 units in Q2 2016, up 8% from the previous year. This performance was driven by a 16% increase in sales of our 8 cylinder models (V8), led by the success of the two newly launched models: the 488 GTB and the 488 Spider. Shipments of the 12 cylinder models (V12) were down 22% due to the phase-out of the FF, the F12berlinetta now in its 5th year of     commercialization and LaFerrari that finished its limited series run. This was partially offset by the introduction of the new F12tdf.

The EMEA(5) and Greater China(5) regions experienced a sound year-on-year growth with shipments increasing respectively by +14% and +26%, Americas(5) recorded a slight improvement whereas Rest of APAC(5) remained in line with the previous year due to 488 Spider and F12tdf having just arrived on the market.

4 These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union
5 EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait) and Rest of EMEA (includes Africa and the other European markets not separately identified); Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Greater China includes: China, Hong Kong and Taiwan; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia and South Korea.

Total net revenues

For the six months ended				(Euro million)	For the three months ended
June 30,					June 30,
2016	2015	Change			2016	2015	Change
1,070	1,008	62	6%	Cars and spare parts (6)	589	579	10	2%
128	121	7	6%	Engines (7)	71	57	14	24%
235	212	23	11%	Sponsorship, commercial and brand (8)	117	103	14	14%
53	46	7	15%	Other (9)	34	27	7	24%
1,486	1,387	99	7%	Total net revenues	811	766	45	6%

Net revenues for Q2 2016 were Euro     811 million, an increase of Euro 45 million or 5.9% (+6.2% at constant currencies) from Q2 2015. Higher net revenues in Cars and spare parts(6) (Euro 589 million, +2%) were due to increased volumes led by new models 488 GTB, 488 Spider,F12tdf, the non-registered car FXX K and the final deliveries of the F60 America, a strictly limited edition car, along with a higher contribution from personalization, which was partially offset by lower sales of LaFerrari. The rebound in Engines(7) (Euro 71 million, +24%), was mainly attributable to higher rental revenues from other Formula 1 Teams. Sponsorship, commercial and brand(8) (Euro 117 million, +14%) was up mostly due to better championship ranking, higher sponsorship revenues and positive contribution from brand related activities.

6Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts
7 Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams
8 Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income
9 Primarily includes interest income generated by the Ferrari Financial Services group and net revenues form the management of the Mugello racetrack

Adjusted EBITDA(1) and Adjusted EBIT(1)

For the six months ended				(Euro million)	For the three months ended
June 30,					June 30,
2016	2015	Change			2016	2015	Change
395	354	41	12%	Adjusted EBITDA (1)	217	194	23	12%
26.6%	25.6%	+100bps		Adjusted EBITDA margin	26.9%	25.4%	+150bps
277	224	53	24%	Adjusted EBIT (1)	156	124	32	26%
18.7%	16.2%	+250bps		Adjusted EBIT margin	19.3%	16.2%	+310bps

Adjusted EBIT(1) was Euro 156 million, up Euro 32 million (+26%) from Q2 2015 as a result of higher volumes, thanks to the newly launched 488 GTB, 488 Spider and the F12tdf as well as a positive margin contribution from our personalization programs. Mix was negatively impacted (Euro 25 million) by higher V8 versus V12 range models with LaFerrari that finished its limited series run, partially offset by the non-registered car FXX K and the final deliveries of the F60 America, a strictly limited edition car (only ten units) manufactured to commemorate the 60th Anniversary of Ferrari in North America. Research and development costs and industrial costs showed a decrease of Euro 11 million mainly due to lower D&A for the 458 family and LaFerrari phase-out coupled with efficiencies on production costs partially offset by F1 costs. The Selling, general and administrative costs(10) were substantially in line with the previous year as the combined result of new store openings, new model launches and corporate costs offset by bad debt in Q2 2015. Other recorded a positive contribution of Euro 14 million thanks to Sponsorship, commercial and brand as well as other supporting activities.
Adjusted EBIT(1) excludes charges of Euro 10 million due to the worldwide Takata airbag inflator recalls(11).

Tax rate dropped to 30.7% in Q2 2016 vs. 33.5% in Q2 2015 as a result of the Italian Government’s decision to reduce the nominal tax rate from 27.5% to 24% by 2017.

As a result of the items described above, adjusted net profit(1) for Q2 2016 was Euro 104 million, up Euro 26 million (+35%).

Industrial free cash flow(1) for the three months ended June 30, 2016 was Euro 145 million, primarily driven by a strong increase in cash flow from operating activities, including a positive change of working capital and timing effect of advances on the new open-top LaFerrari, partially

10 Excluding expenses incurred in relation to the IPO
11 Ferrari is not aware of any confirmed incidents, warranty claims or consumer complaints relating to such airbag inflators mounted in its cars or that the airbag inflators are not performing as designed. Ferrari cars were included within the scope of the United States National Highway Traffic Safety Administration ("NHTSA") May 4th, 2016 Consent Order Amendment with Takata. As a result, Ferrari has initiated a global recall relating to certain cars produced between 2008 and 2011.

offset by capex and the first 2016 tax advance. Q2 2015 industrial free cash flow(1) included a Euro 116 million one-time cash in-flow related to the final reimbursement by Maserati of its inventory in China.

Net industrial debt(1) at June 30, 2016 was Euro 763 million, better than from Euro 782 million at March 31, 2016, thanks to industrial free cash flow(1) generation offset by cash distribution for Euro 87 million paid to the holders of common shares and Euro 13 million dividends paid to NCI.

The open-top LaFerrari: the new special limited-edition series
On July 5th, 2016 Ferrari unveiled the first images of the open-top LaFerrari, the new limited-edition special series. The new model, already pre-sold, will be presented during the Paris International Motor Show in October 2016. The open-top LaFerrari will be provided with a removable carbon-fiber hard top and a removable soft top aimed at customers and collectors who refuse to compromise on the joy of plein air driving even when at the wheel of a supercar.

Subsequent Events
On July 7th, 2016 Ferrari with Luxottica Group announced the signing of a sponsorship agreement for the Ray-Ban brand to appear on the SF16-H Formula One cars.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 224 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This document, and in particular the section entitled “2016 Outlook”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of Ferrari’s Formula 1 racing team and the expenses the Group incurs for Formula 1 activities; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; the Group’s low volume strategy; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; changes in client preferences and automotive trends; changes in the general economic environment and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; the impact of increasingly stringent fuel economy, emission and safety standards; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in emerging market countries; competition in the luxury performance automobile industry; reliance upon a number of key members of executive management and employees; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; product recalls, liability claims and product warranties; exchange rate fluctuations, interest rate changes, credit risk and other market risks; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders and other factors discussed elsewhere in this document.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949137
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Non-GAAP financial measures
Operations are monitored through the use of various Non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.

Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.

We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

Certain totals in the tables included in this document may not add due to rounding.

EBITDA is defined as net profit before income tax expense, net financial expenses/(income) and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the six months ended			(Euro million)	For the three months ended
June 30,				June 30,
2016	2015	Change		2016	2015	Change
175	141	34	Net profit	97	76	21
78	71	7	Income tax expense	44	38	6
14	6	8	Net financial expense	5	8	(3)
118	130	(12)	Amortization and depreciation	61	70	(9)
385	348	37	EBITDA	207	192	15

For the six months ended			(Euro million)	For the three months ended
June 30,				June 30,
2016	2015	Change		2016	2015	Change
385	348	37	EBITDA	207	192	15
—	6	(6)	Expenses incurred in relation to IPO	—	2	(2)
10	—	10	Charges for Takata airbag inflator recalls	10	—	10
395	354	41	Adjusted EBITDA	217	194	23

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the six months ended			(Euro million)	For the three months ended
June 30,				June 30,
2016	2015	Change		2016	2015	Change
267	218	49	EBIT	146	122	24
—	6	(6)	Expenses incurred in relation to IPO	—	2	(2)
10	—	10	Charges for Takata airbag inflator recalls	10	—	10
277	224	53	Adjusted EBIT	156	124	32

Adjusted net profit represents net profit as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the six months ended			(Euro million)	For the three months ended
June 30,				June 30,
2016	2015	Change		2016	2015	Change
175	141	34	Net profit	97	76	21
—	4	(4)	Expenses incurred in relation to IPO (net of tax effect)	—	2	(2)
7	—	7	Charges for Takata airbag inflator recalls (net of tax effect)	7	—	7
182	145	37	Adjusted net profit	104	78	26

Adjusted EPS represents EPS as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the six months ended			(Euro million)	For the three months ended
June 30,				June 30,
2016	2015	Change		2016	2015	Change
0.93	0.74	0.19	EPS	0.52	0.40	0.12
—	0.02	(0.02)	Expenses incurred in relation to IPO (net of tax effect)	—	0.01	(0.01)
0.04	—	0.04	Charges for Takata airbag inflator recalls (net of tax effect)	0.04	—	0.04
0.96	0.76	0.20	Adjusted EPS	0.55	0.41	0.14

Net Industrial Debt: defined as total Net Debt excluding the funded portion of the self-liquidating financial receivables portfolio, is the primary measure to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position.

(Euro million)	Jun. 30, 2016	Mar. 31, 2016	Dec. 31, 2015
Net industrial debt	(763)	(782)	(797)
Funded portion of the self-liquidating financial receivable portfolio	1,135	1,097	1,141
Net Debt	(1,898)	(1,879)	(1,938)
Financial liabilities with FCA Group	—	—	(3)
Deposits in FCA Group cash management pools	—	—	139
Cash and cash equivalents	585	563	183
Gross Debt	(2,483)	(2,442)	(2,257)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash flow is defined as net cash generated from operations less cash flows used in investing activities. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted for the change in the in the self-liquidating financial receivables portfolio.

For the six months ended		(Euro million)	For the three months ended
June 30,			June 30,
2016	2015		2016	2015
316	416	Cash flow from operating activities	204	353
(157)	(152)	Cash flows used in investing activities	(90)	(75)
159	264	Free Cash Flow	114	278
14	60	Change in the self-liquidating financial receivables portfolio	31	11
173	324	Free Cash Flow from Industrial Activities (12)	145	289

12 Industrial free cash flow included one-time cash in-flow in Q2 2015 of Euro 116 million and in H1 2015 of Euro 160 million related to the reimbursement by Maserati of its inventory in China

On August 2nd, 2016, at 5p.m. CEST, management will hold a conference call to present the Q2 2016 and H1 2016 results to financial analysts and institutional investors. The call can be followed live and a recording will subsequently be available on the Group website http://corporate.ferrari.com/en/investors. The supporting document will be made available on the website prior to the call.

Ferrari N.V. Amsterdam, the Netherlands Registered Office: Via Abetone Inferiore N.4, I -41053 Maranello, (MO) Italy Dutch trade register number: 64060977